EXHIBIT 99.3

AGREEMENT WITH RESPECT TO FIDELITY BOND
WHEREAS, MassMutual Corporate Investors and MassMutual Participation Investors (referred to collectively as the "Investment Companies") are each management investment companies registered as such under the Investment Company Act of 1940 (the "Act") and are each managed by Babson Capital Management LLC; and

WHEREAS, Section 17(g) of the Act and Rule 17g-1 thereunder require each registered management investment company to purchase a fidelity bond of a certain minimum amount and, based on present assets of the Investment Companies, would permit each of the Investment Companies to purchase a single insured bond in the following minimum amounts, respectively:

MassMutual Corporate Investors	$750,000
MassMutual Participation Investors	$525,000
Total	$1,275,000

WHEREAS, Rule 17g-1 allows registered management investment companies managed by the same person to purchase a joint insured bond in a minimum amount equal to the aggregate of the minimum amounts of single insured bonds required for each such company and would permit the Investment Companies to purchase a joint insured bond in the minimum amount of $1,275,000; and

WHEREAS, in accordance with Rule 17g-1, the Investment Companies have jointly contracted to purchase a Fidelity Bond for Registered Management Investment Companies issued by the Great American Insurance Company (the “Bond”) in the sum of $1,275,000, which amount has been determined to be reasonable by a majority of the Boards of Trustees of each of the Investment Companies (including a majority of the Trustees who are not interested persons of each of the Investment Companies); and

WHEREAS, Rule 17g-1 requires each registered management investment company that is a party to a joint insured bond to enter into an agreement with all other named insureds for an equitable and proportionate sharing of any recovery involving a joint loss;

NOW THEREFORE, effective November 4, 2010, each of the Investment Companies hereby agrees by and between themselves as follows:

1.
The portion of Bond premium to be paid by or on behalf of each of the Investment Companies shall be as agreed upon between the Investment Companies and as approved by a majority of the Boards of Trustees of MassMutual Corporate Investors and MassMutual Participation Investors who are not interested persons of each of the Investment Companies, such apportionment of the premium to be equitable taking all relevant factors into consideration.

2.
In the event a loss is sustained that affects both of the Investment Companies under the Bond, each company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received if it had maintained a single insured bond in the amount required by paragraph (d)(1) of Rule 17g-1.

This Agreement is executed on behalf of MassMutual Corporate Investors, organized under a Declaration of Trust dated September 13, 1985, as amended from time to time.  The obligations of this Agreement are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but the Trust's property only shall be bound.

This Agreement is executed on behalf of MassMutual Participation Investors, organized under a Declaration of Trust dated April 7, 1988, as amended from time to time.  The obligations of this Agreement are not binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees or agents of such Trust, but the Trust's property or a specific portion thereof shall only be bound.
MASSMUTUAL CORPORATE INVESTORS By: /s/ Christopher A. DeFrancis Christopher A. DeFrancis Vice President and Secretary	MASSMUTUAL PARTICIPATION INVESTORS By: /s/ James M. Roy James M. Roy Vice President and Chief Financial Officer